UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2004 Annual General Meeting.

2.	A copy of the Proxy Card with respect to the Registrant’s 2004 Annual General Meeting.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

May 21, 2004

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Thursday, June 24, 2004, at Orbotech’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of both of the nominees to the Board of Directors and “FOR” Items 2 and 4 specified on the enclosed form of proxy, and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Items 2 through 4 specified on the enclosed form of proxy.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend we ask that you bring with you some form of personal identification and confirmation of your status as a shareholder as of the close of business on May 17, 2004, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Yochai Richter

Chief Executive Officer

ORBOTECH LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Yavne, Israel

May 21, 2004

Notice is hereby given that the Annual General Meeting of Shareholders (the “2004 Annual General Meeting” or the “Meeting”) of Orbotech Ltd. (the “Company”) will be held on Thursday, June 24, 2004, at 10:00 a.m., Israel time, at the Company’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect two directors to the Board of Directors;

(2)	To receive, consider and approve the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003;

(3)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2004, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors;

(4)	To ratify and approve the terms, and payment pursuant to such terms, of the annual bonus for 2004 to the Chief Executive Officer of the Company, who is also a director of the Company; and

(5)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on May 17, 2004, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the 2004 Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

By Order of the Board of Directors

Shlomo Barak Chairman of the Board of Directors	Yochai Richter Chief Executive Officer

The Annual Report of the Company for the fiscal year ended December 31, 2003, including financial statements, is enclosed but is not a part of the proxy solicitation material.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, NIS 0.14 nominal value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s 2004 Annual General Meeting of Shareholders (the “2004 Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, June 24, 2004, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

It is proposed that at the 2004 Annual General Meeting the following resolutions be adopted: (a) two persons be elected to the Board of Directors; (b) the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003, be received, considered and approved; (c) the independent auditors of the Company be re-appointed for the fiscal year ending December 31, 2004, and until the next annual general meeting, and the Board of Directors be authorized to determine the remuneration of the auditors for the current fiscal year in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors (the “Audit Committee”); and (d) the decisions of the Audit Committee and of the Board of Directors with respect to the terms, and payment pursuant to such terms, of the annual bonus for 2004 to the Chief Executive Officer of the Company, who is also a director of the Company, be ratified and approved.

The affirmative vote of shareholders represented and voting at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed resolutions.

The Company is unaware at this time of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy or as provided in the preceding paragraph, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified below), will be voted in favor of all the matters to be presented to the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred if such proxy is either received by the Company at its principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or received by the Company’s transfer agent in New York, New York, by no later than 5:00 p.m., New York time, on June 23, 2004, the last business day immediately preceding the date of the Meeting. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record at the close of business on May 17, 2004, will be entitled to notice of, and to vote at, the 2004 Annual General Meeting. Proxies are being mailed to shareholders on or about May 21, 2004, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of business on May 17, 2004, 32,159,547 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day one week later at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

[1]	Does not include a total of 7,098,896 Ordinary Shares, 6,277,189 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (options for 3,211,409 of which had vested), and 821,707 of which (including 11,200 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, as described under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000 and held as treasury shares under Israeli law. For as long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Unless otherwise stated, all share and option data presented in this Proxy Statement have been adjusted to give effect to the issues of bonus shares (equivalent to three-for-two stock splits) by the Company in November 1999 and September 2000.

BENEFICIAL OWNERSHIP OF SECURITIES BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 17, 2004 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group		Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
•	FMR Corp. (2) 82 Devonshire Street Boston, Massachusetts 02109	3,221,085	10.02%

•	Capital Group International, Inc. (3) 11100 Santa Monica Boulevard, Suite 1500 Los Angeles, California 90025	3,131,900	9.74%

•	Harris Associates L.P. (4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	3,111,722	9.68%

•	Capital Research and Management Company (5) 333 South Hope Street Los Angeles, California 90071	2,636,500	8.20%

•	J. & W. Seligman & Co. Incorporated (6) 100 Park Avenue New York, New York 10017	2,304,600	7.17%

•	Systematic Financial Management, L.P. (7) 300 Frank W. Burr Boulevard Glenpointe East, 7th Floor Teaneck, New Jersey 07666	1,813,552	5.64%

•	All directors and officers as a group (consisting of 15 persons)(8)(9)	3,390,946	10.36%

(1)	The Company had outstanding, on May 17, 2004, 32,159,547 Ordinary Shares. This number does not include a total, as at that date, of 7,098,896 Ordinary Shares, 6,277,189 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (of which 3,211,409 had vested) and 821,707 of which (including 11,200 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, comprised of:

(a)	828,052 Ordinary Shares issuable pursuant to options under the Company’s Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which were subject to options that had been granted (of which 812,636 had vested);

(b)	2,362,632 Ordinary Shares issuable pursuant to options under the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995” Plan), of which:

(i)	1,990,945 Ordinary Shares were subject to options that had been granted (of which 1,008,692 had vested); and

(ii)	371,687 Ordinary Shares (including 11,200 that had been designated but not yet priced) remained available for future option grants pursuant to the 1995 Plan;

(c)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the “1998 Plan”), which had fully vested; and

(d)	3,883,837 Ordinary Shares issuable pursuant to options under the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003) (the “2000 Plan”), of which:

(i)	3,433,817 Ordinary Shares were subject to options that had been granted (of which 1,365,706 had vested); and

(ii)	450,020 Ordinary Shares remained available for future option grants pursuant to the 2000 Plan.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000 and held as treasury shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2)	As of December 31, 2003, based on a report filed with the Securities and Exchange Commission (the “SEC”) dated February 16, 2004. The report indicated sole dispositive power as to all 3,221,085 Ordinary Shares by FMR Corp. and by Edward C. Johnson 3rd and Abigail P. Johnson, who are part of a controlling group of FMR Corp. FMR Corp. controls Fidelity Management & Research Company, a registered investment advisor which is also a beneficial owner of such 3,221,085 Ordinary Shares, 3,196,085 of which are also beneficially owned by Fidelity Low Priced Stock Fund, a registered investment company.

(3)	As of December 31, 2003, based on a report filed with the SEC dated February 10, 2004. This report indicated sole voting power and sole dispositive power as to all 3,131,900 Ordinary Shares by Capital Group International, Inc. (“CGII”), sole voting power as to 939,825 of such Ordinary Shares and sole dispositive power as to 3,117,350 of such Ordinary Shares by Capital International, Inc. (“CII”), a registered investment advisory subsidiary of CGII, and sole voting power as to 2,177,525 of such Ordinary Shares by Emerging Markets Growth Fund, Inc., a registered investment company for which CII acts as investment advisor. CGII and CII disclaim beneficial ownership as to all Ordinary Shares reported.

(4)	As of December 31, 2003, based on reports filed with the SEC dated February 12, 2004. These reports indicated shared voting power as to all 3,111,722 Ordinary Shares, sole dispositive power as to 1,048,822 of such Ordinary Shares and shared dispositive power as to 2,062,900 of such Ordinary Shares. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, had shared voting and dispositive power as to 2,062,900 of such Ordinary Shares, including 1,834,200 Ordinary Shares beneficially owned by The Oakmark International Fund, a series of the Harris Associates Investment Trust.

(5)	As of December 31, 2003, based on a report filed with the SEC dated February 9, 2004. This report indicated sole dispositive power as to all 2,636,500 Ordinary Shares by Capital Research and Management Company(“CRMC”), a registered investment advisor to various registered investment companies. CRMC disclaims beneficial ownership as to all Ordinary Shares reported.

(6)	As of December 31, 2003, based on a report filed with the SEC dated February 11, 2004. The report indicated shared voting power and shared dispositive power as to all 2,304,600 Ordinary Shares by J. & W. Seligman & Co. Incorporated (“JWS”) and by William C. Morris, the owner of a majority of the outstanding voting securities of JWS. The report also indicated shared voting power and shared dispositive power as to 2,200,000 of such Ordinary Shares by Seligman Communications & Information Fund, Inc., a fund for which JWS acts as an investment advisor.

(7)	As of December 31, 2003, based on a report filed with the SEC dated February 13, 2004. The report indicated sole voting power as to 1,635,120 of such Ordinary Shares and sole dispositive power as to all 1,813,552 Ordinary Shares by Systematic Financial Management, L.P, a registered investment advisor.

(8)	Includes 580,696 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

(9)	This number does not include: (a) 299,122 Ordinary Shares held by Ormat Industries Ltd. (“Ormat”), which Mrs. Yehudit Bronicki, who is a member of the Board of Directors, may be deemed beneficially to own by virtue of her shareholdings in, and position with, Ormat; or (b) Ordinary Shares issuable pursuant to unvested options outstanding as of May 17, 2004, other than those included pursuant to footnote (8) above.

Item 1—Election of Directors

The Articles of Association of the Company (the “Articles”) provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members. Seven of these directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. At the Meeting, the Class III Directors currently in office are candidates for re-election for a term expiring at the Company’s annual general meeting to be held in 2007.

The other two of the Company’s nine directors serve as external directors under the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) (discussed below). Their appointments were approved by the shareholders at the Company’s 2003 annual general meeting of shareholders.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is a member or employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors is required to include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company. Notwithstanding the above, regulations under the Companies Law provide that with respect to companies such as the Company, whose shares are traded on a stock exchange outside of Israel, the board of directors was permitted to determine that a director appointed prior to February 1, 2000 (the effective date of the Companies Law), who met the above qualifications, be deemed an external director even if the person served as a director when the Companies Law became effective. In such case shareholder approval was not required.

At its meeting held on June 21, 2000, the Board of Directors designated and appointed Dr. Michael Anghel and Mr. Gideon Lahav (who had served on the Board of Directors since 1986 and 1998, respectively) to serve as external directors in accordance with the provisions of the Companies Law and regulations thereunder, for a term of three years. At the Company’s 2003 Annual General Meeting, Dr. Anghel and Mr. Lahav were each re-elected to serve as external directors for an additional term of three years ending on June 25, 2006.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director appointed in this manner would hold office until the end of the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for either of them) will be voted for the election of the two nominees named below, both of whom currently serve as directors of the Company. Both Class III Directors will hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of the Articles. In the event either of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as a director.

Set forth below is information, as at May 17, 2004, concerning the directors of the Company.

Nominees for terms expiring in 2007

Class III Directors whose current terms expire at the 2004 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)		Percentage of Ordinary Shares Outstanding(1)
Yehudit Bronicki (2)	Managing Director of Ormat	December 29, 1941	2000	(3)	8,688	(4)	(5)

Dr. Jacob Richter (6)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	1997	(7)	1,414,443		4.40%

Continuing directors

Class I Directors whose current terms expire at the annual general meeting in 2005

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dan Falk (2)(8)(9)(10)	Company Director and Consultant	January 12, 1945	1997		16,688	(5)

Yochai Richter (6)	Chief Executive Officer of Orbotech	September 17, 1942	1992		1,415,755	4.38%

Class II Directors whose current terms expire at the annual general meeting in 2006

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Shlomo Barak	Industrial Promotor	November 19, 1938	1981		64,000	(5)

Uzia Galil (2)	President and Chief Executive Officer of Uzia Initiatives and Management Ltd.	April 27, 1925	1981		8,688	(5)

Dr. Shimon Ullman	Professor of Computer Science, Weizmann Institute of Science; Chief Scientist of Orbotech	January 28, 1948	1992		122,043	(5)

External Directors whose current terms expire on June 25, 2006

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dr. Michael Anghel (2)(8)(9)	Executive	January 13, 1939	1986	(11)	8,688	(5)

Gideon Lahav (2)(8)(9)	Company Director and Consultant	December 9, 1929	1998		8,688	(5)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act. Includes 175,000 Ordinary Shares (in the case of Yochai Richter), 21,188 Ordinary Shares (in the case of Shlomo Barak) and 8,688 Ordinary Shares (in the case of each other director) subject to vested but unexercised options.
(2)	“Independent director” in accordance with the Nasdaq listing standards.
(3)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(4)	Does not include 299,122 Ordinary Shares held by Ormat, which Mrs. Bronicki may be deemed beneficially to own by virtue of her beneficial shareholdings in, and position with, Ormat.
(5)	Less than 1%.
(6)	Jacob Richter and Yochai Richter are brothers.
(7)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.
(8)	Member of the Audit Committee.
(9)	Member of the Remuneration Committee of the Board of Directors (the “Remuneration Committee”).

(10)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.
(11)	Dr. Anghel resigned as a director of the Company as of October 27, 1992, and was re-appointed as a director of the Company on November 19, 1992.

* * * * * * * * * * *

Dr. Shlomo Barak has been the Chairman of the Board of Directors since August 1996 and served as Co-Chairman of the Board of Directors from October 1992 to November 1994. In 2003 Dr. Barak became a paid consultant to the Company, to assist it in identifying, creating and pursuing directions and opportunities for the development and expansion of its business. Dr. Barak is an industrial promoter and was a founder, as well as the President, Chief Executive Officer and a director of the Company, from its formation in 1981 until October 1992. Prior to the Company’s formation, Dr. Barak was Vice President for Research and Development and Engineering for four years at El-Op Ltd., an Israeli manufacturer of electro-optical systems for military and commercial applications, where he was employed for ten years. Dr. Barak currently serves as chairman of the board of directors of B.G. Negev Technologies & Applications Ltd., an Israeli company established to facilitate the commercial application of new technologies developed at Ben-Gurion University of the Negev in Israel (“Ben-Gurion University”). Dr. Barak holds a bachelor’s degree in mathematics and physics and a master’s degree and a doctorate in physics, all from the Hebrew University of Jerusalem (the “Hebrew University”).

Yochai Richter has been the Chief Executive Officer since November 2002 and was the President and Chief Executive Officer from November 1994 to November 2002. He has been a member of the Board of Directors since October 1992 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was a member of the board of directors and a managing director of Orbot Systems Ltd. (“Orbot”) from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is the founder and managing director of CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures. He is also the founder and chief executive officer of PassOver Inc., a telecommunications venture combining cellular and cable infrastructures. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. In addition, during this period he served on the boards of directors of a number of Israeli Nasdaq listed companies connected with DIC and PEC Israel Economic Corporation, a Maine corporation, including Elron Electronic Industries Ltd. (“Elron”), Elscint Ltd., Elbit Medical Imaging Ltd., Nice Systems Ltd. (‘Nice”) and Gilat Satellite Networks Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a member of the faculty of the Graduate School of Business Administration of Tel Aviv University, with which he is still affiliated. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat, an Israeli manufacturer and developer of renewable energy power plants, which she co-founded in 1965. Mrs. Bronicki is a member of the boards of directors of Ormat Technologies, Inc. and its subsidiaries, OPTI Canada Inc. and Bet Shemesh Engines Ltd. She was also a member of the Advisory Board of the Bank of Israel between 1994 and 1999. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice, which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, and ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, all of which are Israeli Nasdaq listed companies. He is also a director of Dor Chemicals Ltd., Orad Ltd., Advanced Vision Technology Ltd., Visionix Ltd., Medcon Ltd., Ramdor Ltd., Poalim Ventures I Ltd. and Ormat, all of which are Israeli companies, and of Netafim Irrigation Equipment & Drip Systems and Plastopil Hazorea, both of which are Israeli co-operative societies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of Orbotech from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd. (“IDB”), prior to joining Orbot.

Uzia Galil was the Chairman of the Board of Directors from the Company’s formation until October 1992. Mr. Galil currently serves as the president and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron, an Israeli high technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the boards of directors of NetManage, Inc., a Delaware corporation engaged in host access and host integration solutions, and Partner Communications Company Ltd., an Israeli cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master’s degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the “Weizmann Institute”), an honorary doctorate in engineering by Polytechnic University, New York and an honorary doctorate from Ben-Gurion University. Mr. Galil is also a recipient of the Israel Prize and was named as a Solomon Bublick Laureate by the Hebrew University.

Gideon Lahav serves as a member of the boards of directors of Tempo Beer Industries Ltd., DIC and Paz Oil Company Ltd. From 1991 to 1997 he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991 he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994 and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992 and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Dr. Shimon Ullman has been Chief Scientist of the Company since October 1992 and was chief scientist of Orbot from its organization in 1983 until consummation of the Merger. Dr. Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003 Dr. Ullman served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc.

Alternate Directors

The Articles provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to issue shares, to grant options to purchase shares or to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

Audit and Remuneration Committees

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and pre-approves and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an “independent director” in accordance with the Nasdaq listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s employee option plans. Under the Companies Law, the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options and may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an “independent director” in accordance with the Nasdaq listing standards.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as “general manager”. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his previous monthly salary plus certain benefits. He would also receive severance pay equal to 150% of his last monthly salary payment times the number of years employed (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

Each year, prior to the annual general meeting of shareholders of the Company, the Remuneration Committee, the Audit Committee and the Board of Directors consider whether and, if so, upon what criteria, terms and conditions, to award an annual bonus for the current year to Yochai Richter, who is the Chief Executive Officer and a director of the Company. Under Israeli law, any proposal involving the award of a bonus to a director requires the approval of the shareholders of the Company.

In 2003, the annual bonus for Mr. Richter, which was so approved, was 1% of the net annual profit of the Company for 2003, payable upon approval by the Board of Directors of the Company’s 2003 audited financial statements. No bonus was payable to Mr. Richter in respect of 2003.

In 2003, the Audit Committee, the Board of Directors and the shareholders of the Company approved a proposal pursuant to which the Company engaged Dr. Shlomo Barak, who is the Chairman of the Board of Directors, as a paid consultant and advisor to the Company to assist it in identifying and creating directions and opportunities for the development and expansion of its business and for the application of its technology and resources, and to participate in pursuing such opportunities. The Company compensates Dr. Barak for these services by the payment of $10,000 plus applicable value added tax (“VAT”) per month, commencing January 1, 2003, and the one-time grant to him of an option to purchase 50,000 Ordinary Shares under the 2000 Plan, which vests in equal installments, over a four year period beginning as of January 1, 2003 (provided that Dr. Barak is still rendering these consulting and advisory services to the Company on each such vesting date). For as long as Dr. Barak serves as a director, the above payment will include any director’s fees from the Company (whether by way of annual or per meeting payments) to which he would otherwise have been entitled.

Executive Remuneration

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2003:

	Cash and cash equivalent forms of remuneration
	Salaries, fees, directors’ fees, commissions and bonuses	Securities or property, insurance benefits or reimbursement and personal benefits
All directors and officers as a group (consisting of 15 persons)	$1,675,440	$259,271

On August 28, 2000, the shareholders of the Company approved the awards of options to purchase a total of 204,000 Ordinary Shares to the directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company (who is also a director of the Company) to purchase 150,000 Ordinary Shares and options to purchase 6,750 Ordinary Shares to each of the other eight directors of the Company. These options are all at an exercise price of $66.42 per Ordinary Share, vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years (the “Standard Vesting”) and will expire on August 27, 2005. As at May 17, 2004, each such option had vested as to 75% of the Ordinary Shares subject thereto and none had been exercised.

On November 8, 2001, the shareholders of the Company approved the awards of options to purchase a total of 168,500 Ordinary Shares to those directors of the Company who are not external directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 125,000 Ordinary Shares and options to purchase 7,250 Ordinary Shares to each of the other six non-external directors of the Company (one of whom is an officer of the Company). These options are all at an exercise price of $22.27 per Ordinary Share, vest according to the Standard Vesting and will expire on November 7, 2006. As at May 17, 2004, each such option had vested as to 50% of the Ordinary Shares subject thereto and none had been exercised.

On June 26, 2003, the shareholders of the Company approved the awards of options to purchase a total of 114,500 Ordinary Shares to certain directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 50,000 Ordinary Shares at an exercise price of $16.26 per Ordinary Share, which vests according to the Standard Vesting, will expire on June 25, 2008 and, as at May 17, 2004, was wholly unvested; an option to the Chairman of the Board of Directors of the Company to purchase 50,000 Ordinary Shares at an exercise price of $16.26 per Ordinary Share, which vests in equal installments, over a four year period beginning as of January 1, 2003, will expire on June 25, 2008 and, as at May 17, 2004, had vested as to 25% of the Ordinary Shares subject thereto; and options to purchase 7,250 Ordinary Shares to each of the two external directors of the Company (neither of whom is an officer of the Company) on identical terms and conditions (including their vesting and expiration dates and exercise price) as the options awarded to the non-employee directors in November 2001, each of which had, accordingly, vested as to 50% of the Ordinary Shares subject thereto on May 17, 2004. As at May 17, 2004, none of these options had been exercised. Pursuant to shareholder approval, each of these options, as well as any other options which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan, will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform and pursuant to an election made by the Company thereunder.

None of the directors holds any other options to purchase Ordinary Shares.

The amounts referred to in the remuneration table above do not include the value of options awarded to the directors or officers of the Company.

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company: (a) each of the members of the Audit Committee (which must include all external directors) are compensated as follows: (i) an annual payment to each of such directors of $12,500 plus applicable VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate; (b) each of the members of the Board of Directors who are not members of the Audit Committee and are not, or will in the future cease to be, employees of the Company are compensated as follows: (i) an annual payment to each of such directors, for as long as they are directors, of $10,000 plus VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate. Under the provisions of a consulting agreement entered into between the Company and Dr. Barak in 2003, for as long as Dr. Barak serves as a director of the Company, payments made to him pursuant to such agreement will include any director’s fees from the Company (whether by way of annual or per meeting payments) to which he would otherwise have been entitled. For further information concerning the agreement with Dr. Barak, see—Certain Transactions.

Options to Purchase Securities from the Company

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of each of the 1992 Plan, the 1995 Plan and the 2000 Plan (expressed in terms of Ordinary Shares except where indicated otherwise) concerning: (i) options granted by the Company between January 1, 2002 and December 31, 2003; (ii) options which were exercised and paid, and cancelled, between such dates; and (iii) options which were unexercised and unpaid on, and as at, December 31, 2003. The table does not include information concerning options under the 1998 Plan since no options have been granted to any directors or officers of the Company under that plan.

	Plan
	1992	1995	2000
Granted:
Number of Ordinary Shares	0	0	270,250
Weighted average exercise price per Ordinary Share	N/A	N/A	$ 16.88
Years of expiration	N/A	N/A	2006; 2008
Exercised/Paid:
Number of Ordinary Shares	0	0	0
Weighted average exercise price per Ordinary Share	N/A	N/A	N/A
Cancelled:
Number of Ordinary Shares	0	0	0
Weighted average exercise price per Ordinary Share	N/A	N/A	N/A
Unexercised/Unpaid:
Number of Ordinary Shares	158,562	34,875	932,750
Weighted average exercise price per Ordinary Share	$ 23.90	$ 34.12	$ 31.99
Weighted average remaining life (years)	3.01	5.30	3.01

The Board of Directors recommends a vote FOR both of the nominees.

Item 2—Consideration and Approval of the Auditors’ Report and the Consolidated Financial Statements

At the 2004 Annual General Meeting, the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003, will be presented.

It is proposed that at the 2004 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Auditors’ Report and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 2003, be, and they hereby are, and each hereby is, received, considered and approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3—Approval of Re-appointment of Auditors

At the 2004 Annual General Meeting, Kesselman & Kesselman, independent certified public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited (“Kesselman”), will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2004, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board of Directors to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”) (of which Kesselman is one), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2003 were reported to, and the services proposed to be provided by them during 2004 were pre-approved by, the Audit Committee in February 2004, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2003 and 2002:

	Year Ended December 31,
	2003	2002
Audit fees (1)	$588,000	$575,000
Audit related fees (2)	10,000	10,000
Tax fees (3)	221,000	241,000
All other fees (4)	64,000	37,000

Total	$883,000	$863,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.

(2)	Includes consultations concerning financial accounting and reporting standards.

(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to mergers and acquisitions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

(4)	Includes all other fees for miscellaneous services rendered.

Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman. A representative of Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

It is proposed that at the 2004 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent certified public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2004, and until the Company’s next annual general meeting, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

Item 4—Ratification and Approval of the Terms, and Payment Pursuant to such Terms, of the Annual Bonus for 2004 to the Chief Executive Officer of the Company, who is also a Director of the Company

The Company is subject to the provisions of the Companies Law, under which the payment of compensation to directors of the Company, including the payment of salaries and benefits to officers of the Company who also serve as directors, requires shareholder approval.

The Audit Committee and the Board of Directors have approved the annual bonus for 2004 to Mr. Yochai Richter, who is the Chief Executive Officer and a director of the Company, in an amount equivalent to 1% of the net annual profit of the Company for 2004, payable upon approval by the Board of Directors of the Company’s 2004 audited financial statements. No bonus was payable to Mr. Richter in respect of 2003.

It is proposed that at the 2004 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors pertaining to the terms, and payment pursuant to such terms, of the annual bonus for 2004 to Mr. Yochai Richter, who is the Chief Executive Officer and a director of the Company.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2005 Annual General Meeting of Shareholders must be received by the Company no later than January 21, 2005.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Shlomo Barak Chairman of the Board of Directors	Yochai Richter Chief Executive Officer

Dated: May 21, 2004

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2004

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints DR. SHLOMO BARAK and MR. YOCHAI RICHTER, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of business on May 17, 2004, at the 2004 Annual General Meeting of Shareholders of the Company to be held at the Company’s principal offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Thursday, June 24, 2004, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

June 24, 2004

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the nominees as directors and “FOR” Items 2, 3 and 4 listed on this card. Matters covered by Item 5 will be voted by the persons designated as proxies in their judgment.

Each signer hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

FOR AGAINST ABSTAIN

1A. THE ELECTION OF YEHUDIT BRONICKI AS A CLASS III

DIRECTOR:

1B. THE ELECTION OF JACOB RICHTER AS A CLASS III

DIRECTOR:

2. APPROVAL OF PROPOSAL TO RECEIVE, CONSIDER AND APPROVE THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY:

3. APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY AND TO THE REMUNERATION OF SAID AUDITORS PROVIDED SUCH REMUNERATION IS ALSO APPROVED BY THE AUDIT COMMITTEE:

4. RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS PERTAINING TO THE TERMS, AND PAYMENT PURSUANT TO SUCH TERMS, OF THE ANNUAL BONUS FOR 2004 TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY, WHO IS ALSO A DIRECTOR OF THE COMPANY:

5. OTHER MATTERS: Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given are hereby revoked.

Signature of Shareholder Date: Signature of Shareholder Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steinberg

Amichai Steinberg Corporate Vice President for Finance and Chief Financial Officer

Date: May 21, 2004